SECURITIES  AND  EXCHANGE  COMMISSION
                             WASHINGTON,  D.C.  20549

                                    FORM  11-K

                                  ANNUAL  REPORT
                        PURSUANT  TO  SECTION  15(d)  OF  THE
                         SECURITIES  EXCHANGE  ACT  OF  1934

(Mark  One):

[X]    ANNUAL  REPORT  PURSUANT  TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT
       OF  1934

       For  the  fiscal  year  ended  December  31,  2004

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

       For  the  transition  period from _________________ to __________________

                        Commission  File  Number:  001-13889


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MACDERMID, INCORPORATED PROFIT SHARING AND EMPLOYEE STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           MacDermid,  Incorporated
                           1401 Blake  Street
                           Denver, CO 80202



                              REQUIRED  INFORMATION

     The  following  financial  statements  shall  be  furnished  for  the plan:

     1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

     2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

     3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01--.6A-05).

     4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

     Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement of Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

         In accordance with the rules to Form 11-K, attached as Appendix 1 to this Form 11-K are the plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA and examined by an independent accountant on a full scope basis.


                                    EXHIBITS

23.1     Consent  of  KPMG  LLP


                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      MACDERMID,  INCORPORATED  PROFIT
                                      SHARING  AND EMPLOYEE STOCK OWNERSHIP PLAN


Date:  July  13,  2005                  By:  /s/  Frank  Monteiro
                                          -------------------------------
                                          Frank  Montiero
                                          Assistant Treasurer




                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                 Financial Statements and Supplemental Schedules
                           December 31, 2004 and 2003
     (With Report of Independent Registered Public Accounting Firm Thereon)

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                 Financial Statements and Supplemental Schedules
                           December 31, 2004 and 2003

 TABLE OF CONTENTS
                                                                            PAGE
Report  of  Independent  Registered  Public  Accounting  Firm                  1

Statements  of  Net  Assets  Available  for  Plan  Benefits                    2

Statements  of  Changes  in  Net  Assets  Available  for  Plan  Benefits       3

Notes  to  Financial  Statements                                               4

SCHEDULES

Schedule  H,  Line  4a  -  Schedule  of  Non-Exempt  Transactions for
   Delinquent  Participant  Contributions                                     10

Schedule  H,  Line  4i  -  Schedule  of  Assets  (Held  at  End  of Year)     11

Note:     Schedules  of  reportable  transactions,  loans  or  fixed  income obligations in default or classified as uncollectible, leases in default or classified as uncollectible and investment assets both acquired and disposed of within the plan year as required by the Employee Retirement Income Security Act of 1974 and Department of Labor Regulations have not been included herein as the information is not applicable.


             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan  Administrator
MacDermid,  Incorporated  Profit Sharing and
   Employee Stock Ownership Plan:

We have audited the accompanying statements of net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan as of December 31, 2004 and 2003 and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of non-exempt transactions for delinquent participant contributions and of assets held at end of year are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


April  11,  2005                                      By:  /s/  KPMG, LLP
                                                         --------------------
                                                         KPMG, LLP


                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
              Statements of Net Assets Available for Plan Benefits
                           December 31, 2004 and 2003


                                                        2004         2003
                                                  -------------  -----------
Investments, at fair value (note 5):
  MacDermid Company Stock Fund . . . . . . . . .  $  78,940,700  $80,686,697
  Collective trust fund. . . . . . . . . . . . .     22,653,185   24,033,547
  Other investments. . . . . . . . . . . . . . .     32,175,795   26,205,407
  Loans to participants. . . . . . . . . . . . .      2,175,953    2,068,504
                                                  -------------  -----------
          Total investments. . . . . . . . . . .    135,945,633  132,994,155
Receivables
  Employer contributions . . . . . . . . . . . .         16,786            -
  Employee contributions . . . . . . . . . . . .          2,120            -
  Other. . . . . . . . . . . . . . . . . . . . .          5,263            -
                                                  -------------  -----------
          Total receivables. . . . . . . . . . .         24,169            -

Cash . . . . . . . . . . . . . . . . . . . . . .         37,531      157,091
                                                  -------------  -----------
          Net assets available for plan benefits  $ 136,007,333 $133,151,246
                                                  =============  ===========

See  accompanying  notes  to  financial  statements.

                                MACDERMID, INCORPORATED PROFIT SHARING
                                  AND EMPLOYEE STOCK OWNERSHIP PLAN
                   Statements of Changes in Net Assets Available for Plan Benefits
                                Years ended December 31, 2004 and 2003

                                                                               2004          2003
                                                                    -------------------  ------------
Investment income:
  Dividend and interest income . . . . . . . . . . . . . . . . . .  $        1,159,312   $   581,093
  Interest on participant loans. . . . . . . . . . . . . . . . . .             122,798       137,540
  Net appreciation in fair value of collective trust fund (note 6)             810,264        73,039
  Net appreciation in fair value of investments (note 6) . . . . .           6,919,018    32,787,940
                                                                    -------------------  ------------
          Total investment income. . . . . . . . . . . . . . . . .           9,011,392    33,579,612

Contributions:
  Employer . . . . . . . . . . . . . . . . . . . . . . . . . . . .             899,348       860,418
  Employee . . . . . . . . . . . . . . . . . . . . . . . . . . . .           3,595,199     3,572,899
  Rollover . . . . . . . . . . . . . . . . . . . . . . . . . . . .              35,645        44,527
                                                                    -------------------  ------------
          Total additions. . . . . . . . . . . . . . . . . . . . .          13,541,584    38,057,456
                                                                    -------------------  ------------
Deductions:
  Distributions to participants. . . . . . . . . . . . . . . . . .         (10,591,120)   (8,051,685)
  Administrative expenses. . . . . . . . . . . . . . . . . . . . .             (95,731)     (211,591)
  Other, net . . . . . . . . . . . . . . . . . . . . . . . . . . .               1,354        (2,679)
                                                                    -------------------  ------------
          Total deductions . . . . . . . . . . . . . . . . . . . .         (10,685,497)   (8,265,955)
                                                                    -------------------  ------------
Transfers from other plans (note 2). . . . . . . . . . . . . . . .                   -     3,717,309

          Net increase . . . . . . . . . . . . . . . . . . . . . .           2,856,087    33,508,811
                                                                    -------------------  ------------
Net assets available for plan benefits, beginning of year. . . . .         133,151,246    99,642,435
                                                                    -------------------  ------------
Net assets available for plan benefits, end of year. . . . . . . .  $      136,007,333  $133,151,246
                                                                    ===================  ============

See  accompanying  notes  to  financial  statements.

                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                        Notes to the Financial Statements
                           December 31, 2004 and 2003


(1)     SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

(A)     BASIS  OF  PRESENTATION

The accompanying financial statements have been prepared on an accrual basis. Current values of investments are determined using quoted market prices and current yields. Purchases and sales of securities are recorded on a trade-date basis. The cost of investments sold is determined on an average cost basis. Interest and dividend income is recorded when earned.

(B)     TRUST  FUND

Effective December 1, 2003, The Charles Schwab Trust Company (Schwab) was named the Trustee of the Plan. Wachovia was the Trustee through December 1, 2003. Under the terms of a trust agreement between the Trustee and the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan (the Plan), the Trustee manages a trust fund on behalf of the Plan. The investments and changes therein of this trust fund have been reported to the Plan by the Trustee as having been determined through the use of current values for all assets and liabilities.

(C)     USE  OF  ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(D)     PAYMENT  OF  BENEFITS

Benefits  are  recorded  when  paid.

(E)    RECLASSIFICATIONS

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentations.

(2)    PLAN  PROVISIONS

The following is a brief description of the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan and is provided for general information purposes only. The Plan Document and Summary Plan Description should be consulted for a more complete description of the Plan's provisions.

The Plan, as amended and restated, is a defined contribution plan sponsored by MacDermid, Incorporated (the Company).

All domestic employees of the Company are eligible to participate in the Plan. This includes employees of MacDermid Incorporated and its continental United States subsidiaries.

Effective January 1, 2003, the Company announced the merger of Polyfibron Technologies, Inc. Retirement Plan and the MacDermid Equipment Money Purchase Pension into the Plan. In connection with the merger into the Plan, participants (or their beneficiaries) were given the option of receiving a distribution or transferring their balance to the Plan. During 2003, $3,589,749 and $58,445 were transferred from the Polyfibron Technologies, Inc. Retirement Plan and the MacDermid Equipment Money Purchase Pension, respectively.

Effective  March  31,  2002, the Company announced their intent to terminate the
MacDermid  Equipment,  Inc.  401K  Plan  (ME4  Plan).  In  connection  with  the anticipated termination of the ME4 Plan, the assets were distributed to participants (or their beneficiaries). Distributions were made, in whole or in part, in the form of eligible rollover distributions to the MacDermid, Incorporated Profit Sharing and Employee Stock Ownership Plan or an IRA. The forfeitable portion of eligible, active participants' account balances became fully vested on March 31, 2002. During 2003, the Company amended the ME4 Plan to merge it into the Plan, and $69,115 was transferred into the Plan from the ME4 Plan.

Effective January 1, 1999, the ESOP provision of the Plan was changed to allow participants to contribute to the Plan using pre-tax dollars to purchase company stock. This provision is referred to as a KSOP.

Under the terms of the Plan, employees are eligible to contribute under the KSOP, 401(k) and after-tax options on the first of the month following their date of hire. Participating employees may elect to have up to 10% of pre-tax wages contributed to the Plan under the 401(k) option, and up to 7% of pre-tax wages under the KSOP provision. Participating employees may elect to have up to 3% deducted from their after-tax wages and invested in the same investment options as the 401(k) arrangement. The Company will match 50% of the employee's KSOP contribution, up to a maximum of 3.5% of the employee's compensation. Employees may elect to make pre-tax contributions up to the IRS limit of $13,000 in 2004 and $12,000 in 2003. Catch-up contributions can also be made by employees age 50 and older up to $3,000 for 2004 and $2,000 for 2003.

Participants of the KSOP portion of the Plan are restricted from liquidating their MacDermid Stock investment holdings (both employee funds and employer match) until they reach the age of 55. At age 55, they are permitted to diversify their holdings into other investment options of the Plan (see Note
11).

The Company may make profit-sharing contributions to the Plan. This is a discretionary contribution determined by the Board of Directors. Employees become participants in the Profit Sharing Plan as of December 1st of the first plan year during which they are an employee, provided their employment by the Company commences on or before July 1st of such plan year and they are at least 18 years of age, or as of December 1st of the second plan year if their employment with the Company commences after July 1st of the first plan year and they are at least 18 years of age. Profit Sharing contributions were $0 for the years ended December 31, 2004 and 2003.

Employees vest immediately in their contributions. As required by the Economic Growth and Tax Relief Reconciliation Act of 2001, the Plan adopted new vesting requirements. All matching contributions made on or after January 1, 2002 will vest pursuant to a 3-year cliff. All matching contributions prior to January 1, 2002 will remain on a 5-year cliff. The exception is that full vesting will apply when an employee attains age 55, dies or becomes totally disabled. Any forfeited amounts related to the maximum additional 3.5% of compensation allocated to the MacDermid Company Stock Fund are used to reduce the cash contribution required by the Company in the following year. Forfeitures available to reduce future employer contributions amounted to $61,385 and $79,739 at December 31, 2004 and 2003, respectively. Forfeitures used to reduce employer contributions amounted to $77,998 and $122,286 for the years ended December 31, 2004 and 2003, respectively.

Distribution of participants' accounts upon separation shall be paid in (a) a lump sum, or (b) equal installments over a period not to exceed 15 years. If the non-forfeitable balance does not, and did not at the time of any prior distribution, exceed $5,000, the participant's account shall be distributed in a lump-sum.

The Company expects to continue the Plan indefinitely, but necessarily reserves the right to amend, modify or terminate the Plan at any time. If it is necessary to discontinue the Plan, the assets in the Trust Fund will be used to provide benefits in accordance with the provisions of the Plan document.

(3)     FEDERAL  INCOME  TAXES

The Plan has received a tax determination letter from the Internal Revenue Service (IRS) dated July 13, 1995 indicating that the Plan qualifies under the provisions of Section 401(a) of the Internal Revenue Code (IRC) and is exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company believes the Plan is designed and is currently being operated in compliance with the applicable sections of the IRC.

The plan was amended and restated on January 1, 2002 to incorporate recent amendments required as a result of current law changes. The Plan has been submitted to the IRS for a new determination letter and is currently awaiting a response.

Plan participants are taxed on plan benefits at the time of distribution to the extent such distribution exceeds a participant's post-tax contribution to the Plan. Effective January 1, 1993, the Plan withholds the mandatory 20% federal tax from all taxable distributions, which are not direct rollovers. The tax consequences to the participant will depend on the type of distribution (lump sum, annuity or installments).

(4)     INVESTMENT  PROGRAMS

Plan participants may now elect from among 16 separate investment funds in which to have their contributions (other than the KSOP contributions) and a portion of the Company's contributions invested. The 16 investment funds as of December
31,  2004  are  as  follows:

(1) Schwab Stable Value Fund - Seeks maximum current income consistent with stability of capital and maintenance of liquidity.

(2) American Century Ultra Fund - Seeks capital growth by investing primarily in common stocks that are considered by management to have better-than-average prospects for appreciation.

(3) Davis NY Venture Fund A - Seeks long-term capital appreciation and income through purchasing high-quality, well-managed growing companies at value prices and holding them for the long term.

(4) UBS US Small Cap Growth CL Y - Seeks growth of capital through investing mainly in both growth and value-oriented stocks that show potential for growth in earnings and price.

(5) Federated Stock Trust Fund - Seeks growth of income and capital by investing principally in a professionally managed and diversified portfolio of common stocks of high quality companies.

(6) Federated Kaufman Fund K- Seeks to provide investors with capital appreciation by investing principally in common stocks of small to mid-size companies that have grown rapidly and profitably.

(7) Excelsior Value & Restructuring- Seeks capital appreciation. Exposure is to the mid- and large-cap companies and is combined with a blend of both growth and value securities.

(8) Dreyfus Mid-Cap Index Fund - Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks of medium-size domestic companies in the aggregate, as represented by the Standard & Poor's MidCap 400 Index.

(9) Royce Premier Fund - Seeks to invest primarily in a limited number of small-cap securities. Emphasis is placed on finding companies that possess excellent business strengths and/or prospects, high internal rates of return and low leverage.

(10) Templeton Growth Fund A - Seeks long-term capital growth, investing primarily in equity securities of companies located in any nation.

(11) Van Kampen Equity & Income Fund A - Seeks to provide highest possible income consistent with safety of principal. Long-term growth of capital is an important secondary objective. Fund invests in income-producing equity securities and investment-grade debt securities.

(12) Putnam International Equity Fund A- Seeks capital appreciation through a diversified portfolio of international stocks, targeting companies with established earnings growth that are selling at below market prices.

(13) JP Morgan Core Bond Fund - Seeks to maximize total return through a combination of current income and capital growth by investing mainly in corporate and mortgage securities.

(14) Strong Government Securities - Seeks high current income consistent with prudent investment risk. The fund may also consider the potential for capital gain.

(15) MacDermid, Incorporated Company Stock Fund - This fund includes the common stock of MacDermid, Inc.

(16) Schwab S&P 500 Investor SHS Fund - Seeks to provide investment results that corresponds to the price and yield performance of publicly traded common stock as represented on the Standard and Poor's 500 index.

Participants may elect to transfer amounts from one investment fund to another, up to once per day, using a voice mail response system or via the internet.

(5)     INVESTMENTS

The following table represents the fair value of investments. Investments that represent 5% or more of the Plan's net assets are separately identified:

                                                    December 31,
                                            --------------------------
                                                  2004         2003
                                            -------------  -----------
MacDermid, Incorporated Company Stock Fund  $  78,940,700 $ 80,686,697
Collective Trust Fund
    Schwab Stable Value Fund . . . . . . .     22,653,186   24,033,547
Davis NY Venture Fund A. . . . . . . . . .      7,275,619    6,887,787
Other investments. . . . . . . . . . . . .     27,076,128   21,386,124
                                            -------------  -----------
                                            $ 135,945,633 $132,994,155
                                            =============  ===========

(6)     NET  APPRECIATION  (DEPRECIATION)

During the years ended December 31, 2004 and 2003, the Plan's investments (including investments bought and sold, as well as investments held during the year) appreciated (depreciated) as follows:


                               December 31,
                       -------------------------
                             2004        2003
                       -------------  ----------
Company Stock Fund. .  $   4,085,683 $29,800,399
Collective Trust Fund        810,264      73,039
Mutual Funds. . . . .      2,833,335   2,987,541
                       -------------  ----------
                       $   7,729,282 $32,860,979
                       =============  ==========

(7)     NONPARTICIPANT  -  DIRECTED  INVESTMENTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                    2004
                               ------------
Balance as of January 1, 2004  $27,824,929
Employee Contributions. . . .    1,899,766
Employer Contributions. . . .      952,987
Dividends . . . . . . . . . .      157,195
Net Appreciation/Depreciation    1,539,840
Benefits Paid . . . . . . . .   (1,601,421)
Fees. . . . . . . . . . . . .      (28,605)
Forfitures. . . . . . . . . .      (72,673)
Transfers to Unrestricted . .   (1,547,570)
                               ------------
Ending Balance. . . . . . . .  $29,124,848
                               ============


                     MACDERMID, INCORPORATED PROFIT SHARING
                        AND EMPLOYEE STOCK OWNERSHIP PLAN
                        Notes to the Financial Statements
                           December 31, 2004 and 2003

The nonparticipant directed investments at January 1 and December 31, 2004 consist of MacDermid Stock.

(8)    PARTICIPANT  NOTES  RECEIVABLE

Participants may borrow from their fund accounts a minimum of $1,000 up to 50% of their vested balance, but not more than the lesser of $50,000 or the total vested account balance consisting of assets held other than Company stock. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Loan Fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Interest rates range from 5.00% to 6.20% at December 31, 2004. Principal and interest is paid ratably through regular payroll deductions.

(9)     RELATED  PARTY  TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Schwab. Schwab is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $95,731 for the year ended December 31, 2004. Prior to the change in Trustee, fees paid by the Plan for the investment management services of Wachovia Securities amounted to $211,288 for the year ended December 31, 2003.

(10)    RISK  AND  UNCERTAINTIES

The Plan provides for various investment options in several investment securities and instruments. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risks associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks and values in the near term would materially affect investment balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits. A significant portion of the Plan's assets are invested in stock of the Plan Sponsor. No reserve has been recorded for credit risk.

(11)     SUBSEQUENT  EVENTS

As of January 1, 2005 the Company removed the provision whereby participants could not transfer vested employee amounts contributed under the KSOP portion of the plan and replaced it with a rolling three year diversification restriction. Employer matching dollars in the KSOP portion of the Plan will remain restricted until age 55.

As  of  January  1,  2005,  the Company discontinued the profit sharing program.

                   MACDERMID, INCORPORATED PROFIT SHARING AND
                          EMPLOYEE STOCK OWNERSHIP PLAN
            Schedule H, Line 4A - Schedule of Non-Exempt Transactions
                    For Delinquent Participant Contributions
                                December 31, 2004

(a)                           (b)                        (c)                                         (d)

                              Relationship to plan
                              Employer or other
                              Including rate of
                              Interest on line 4(a)
Identity of Party involved    Party-in-interest          Description of transactions                 Amount
---------------------------   -------------------------  ------------------------------------------  ----------

MacDermid, Inc                Plan Sponsor               In April of 2004, contributions for eight   $ 3,769.59
                                                         employees were not  deposited to the plan
                                                         in a timely manner.

MacDermid, Inc. had unintentionally remitted certain employee contributions totaling $3,769.59 late to the trustee during 2004. Management has remedied the situation and established procedures and controls to prevent such occurrences in the future. In 2004, the Plan sponsor reimbursed the Plan for the lost investment income in the amount of $12.50.

See  accompanying  report  of  Independent  Registered  Public  Accounting Firm.


                                           MACDERMID, INCORPORATED PROFIT SHARING
                                              AND EMPLOYEE STOCK OWNERSHIP PLAN
                                Schedule H, Line 4i -Schedule of Assets (Held at End of Year)
                                                      December 31, 2004


IDENTITY OF ISSUER, BORROWER,                                                                         DESCRIPTION          CURRENT
LESSOR, OR SIMILAR PARTY                                                                             OF INVESTMENT          VALUE
---------------------------------------------------------------------------------------------    -------------------    -----------
*Schwab Stable Value Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .             1,482,014  shares     $22,653,185
*Schwab S&P 500 Investor SHS Fund . . . . . . . . . . . . . . . . . . . . . . . . . .                16,382  shares         305,190
*Schwab Money Market/Liquidity Account. . . . . . . . . . . . . . . . . . . . . . . .                17,000  shares          16,918
*MacDermid, Incorporated Company Stock Fund . . . . . . . . . . . . . . . . . . . . .             2,186,723  shares      78,940,700
   Includes non-participant directed investments with a fair value of $29,124,848 and a cost of $20,119,117
  American Century Ultra Fund . . . . . . . . . . . . . . . . . . . . . . . . . . . .                15,772  shares         459,587
  Davis NY Venture Fund A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               237,068  shares       7,275,619
  UBS Small Cap Growth Fund CL Y. . . . . . . . . . . . . . . . . . . . . . . . . . .               169,870  shares       2,350,997
  Federated Stock Trust Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                17,415  shares         647,496
  Federated Kaufman Fund K. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               301,013  shares       1,613,427
  Excelsior Value & Restructuring Fund. . . . . . . . . . . . . . . . . . . . . . . .               104,702  shares       4,442,486
  Dreyfus Mid-Cap Index Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . .                67,048  shares       1,755,997
  Royce Premier Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               139,522  shares       2,109,573
  Templeton Growth Fund A . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               139,912  shares       3,202,582
  Van Kampen Equity & Income Fund A . . . . . . . . . . . . . . . . . . . . . . . . .               307,262  shares       2,648,598
  Putnam International Equity Fund A. . . . . . . . . . . . . . . . . . . . . . . . .                64,471  shares       1,526,671
  JP Morgan Core Bond Fund. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .               199,576  shares       2,179,368
  Strong Government Securities Fund . . . . . . . . . . . . . . . . . . . . . . . . .               152,820  shares       1,641,286
*Participant Loans. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .           5.00%-6.20%               2,175,953
                                                                                                                    ---------------
                          Total                                                                                        $135,945,633
                                                                                                                    ===============

*Represents  a  party-in-interest.

See  accompanying  report  of  Independent  Registered  Public  Accounting  Firm